Exhibit 99.8

Disclosure of Transactions in Own Shares

Paris, November 18, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 11 to November 15, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
11/11/2024	432,330	57.251985	24,751,750.55	XPAR
11/11/2024	256,999	57.271236	14,718,650.28	CEUX
11/11/2024	35,378	57.268451	2,026,043.25	TQEX
11/11/2024	26,254	57.268780	1,503,534.56	AQEU
12/11/2024	425,674	56.391328	24,004,322.18	XPAR
12/11/2024	274,183	56.404143	15,465,057.10	CEUX
12/11/2024	36,430	56.417318	2,055,282.90	TQEX
12/11/2024	26,136	56.447746	1,475,318.30	AQEU
13/11/2024	456,280	55.722357	25,424,997.00	XPAR
13/11/2024	251,941	55.754822	14,046,925.68	CEUX
13/11/2024	36,231	55.697898	2,017,990.54	TQEX
13/11/2024	27,111	55.699918	1,510,080.49	AQEU
14/11/2024	450,702	57.068559	25,720,913.84	XPAR
14/11/2024	244,900	57.023296	13,965,005.09	CEUX
14/11/2024	33,158	57.069860	1,892,322.42	TQEX
14/11/2024	24,910	57.074105	1,421,715.95	AQEU
15/11/2024	481,081	57.600897	27,710,697.18	XPAR
15/11/2024	225,000	57.526484	12,943,458.98	CEUX
15/11/2024	20,441	57.575570	1,176,902.22	TQEX
15/11/2024	20,302	57.576885	1,168,925.92	AQEU
Total	3,785,441	56.796525	214,999,894.43

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).